This interim report contains forward-looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors that could affect these statements include, without limitation, general economic conditions, consumer confidence and the level of housing starts, demographics, CFM's ability to develop new products, patent protection, weather and related customer buying patterns and manufacturing issues, industry capacity, product liability, availability of gas and gas prices, mass merchant consolidation, credit and collections, supply and cost of raw materials, purchased parts and personnel, costs of certain employee benefits, the inability to increase selling prices as costs increase, competition, foreign currency fluctuations and government regulation. These factors and other risks and uncertainties are discussed in the reports and disclosure documents filed by CFM with Canadian and U.S. securities regulatory authorities and commissions. Statements made in this interim report are made as of August 1, 2003, or as otherwise noted, and CFM disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

460 Admiral Boulevard
Mississauga, Ontario, L5T 3A3
Tel: (905) 670-7777
Fax: (905) 670-7915
E-mail: cfm@cfmmajestic.com
Website: www.cfmcorp.com

PRESS RELEASE	SYMBOL: CFM-TSE

CFM CORPORATION ANNOUNCES RECORD SALES AND INCREASED EARNINGS
FOR 3rd QUARTER OF FISCAL 2003

MISSISSAUGA, ONTARIO - August 1, 2003- CFM Corporation ("CFM") announced today its financial results for the third quarter and nine months ended June 28, 2003. Sales for the third quarter increased 13% to $172 million from $152 million in the third quarter last year with sales for the nine months rising 27% to $500 million from $393 million in the corresponding period last year. Excluding the impact of exchange rate fluctuations on the translation of CFM's U.S. dollar revenues, sales grew 21% in the quarter and 31% for the nine months ended June 28, 2003 compared to the same period a year ago. Net income for the quarter increased 38% to $10.1 million compared to the third quarter last year. Year-to-date net income of $31 million was up 13% from $28 million in the corresponding nine months of the prior year. Earnings per share ("EPS") were $0.25 for the quarter, an increase of $0.07 when compared to the third quarter of the prior year. Management estimates that third quarter EPS was negatively impacted by $0.02 to $0.04 per share as a result of the strengthening Canadian dollar. EPS for the nine months ended June 28, 2003 were $0.77 compared to $0.70 for the nine months of fiscal 2002. Management believes year-to-date EPS was negatively impacted by $0.03 to $0.05 per share as a result of the stronger Canadian dollar relative to the U.S. dollar.

Financial Highlights

	Three Months Ended		Nine Months Ended
($millions, except per share amounts)	June 28, 2003	June 29, 2002	June 28, 2003	June 29, 2002
Net Sales	171.8	152.5	500.1	393.3
Gross Profit	44.8	39.1	139.6	119.5
Net Income	10.1	7.3	31.0	27.5
Earnings per share	0.25	0.18	0.77	0.70
EBITDA (see definition below)	21.4	15.8	64.5	54.4

"We are pleased with the significant real growth in sales we achieved this quarter", said Colin Adamson, Chairman and Chief Executive Officer of CFM. "We had strong contributions to overall sales from our operations at The Great Outdoors Grill Company and Greenway Home Products. In terms of gross margins, we are having success in improving the operating efficiencies at our Canadian barbeque manufacturing facility, and continue to manage our overall selling costs, and are realizing increased profitability as a result".

Sales by Product Category

	Three Months Ended		Nine Months Ended
($millions)	June 28, 2003	June 29, 2002	June 28, 2003	June 29, 2002
Hearth and Heating Products	75.8	84.0	301.1	279.9
Barbeque and Outdoor Products	89.8	68.5	187.8	113.4
Water Products	6.2	-	11.2	-
	171.8	152.5	500.1	393.3

Hearth and heating products sales declined 1% in the quarter compared to the prior year before the impact of foreign exchange. On a year to date basis hearth and heating products sales increased 11% compared to the prior year before the impact of foreign exchange.

Barbeque and outdoor product real sales growth before the impact of exchange rate fluctuations was 39% in the quarter and 70% for the nine months ended June 28, 2003 as compared to the same periods a year ago.

EBITDA

Earnings before interest, taxes and amortization ("EBITDA") for the quarter were $21.4 million versus $15.8 million in the corresponding period in the prior year. EBITDA, as a percentage of sales, increased to 12.5% from 10.3% in the third quarter last year. On a year to date basis, EBITDA was $64.5 million, up 18.5% from prior year.

EBITDA is defined as earnings before the taking of any deductions in respect of interest, taxes and amortization. EBITDA is presented before deductions for interest expense, tax expense and amortizations to provide financial statement users a measure of CFM's earnings available to provide for these costs. EBITDA has been determined by taking net income for the period from the Consolidated Statement of Operations and adding to it interest expense, amortization and income taxes which are disclosed as individual line items within the Consolidated Statement of Operations as follows:

EBITDA
	For the three months ended		For the nine months ended
	June 28, 2003	June 29, 2002	June 28, 2003	June 29, 2002

Net income for the period	10.1	7.3	31.0	27.5
Amortization	4.1	3.5	12.4	9.8
Interest income	-	-	(0.2)	(0.2)
Interest expense	2.1	2.2	6.2	5.2
Income taxes	5.1	2.8	15.1	12.1
EBITDA	21.4	15.8	64.5	54.4

EBITDA is not a recognized measure for financial statement presentation under Canadian generally accepted account principles ("GAAP"). Non-GAAP earnings measures (such as EBITDA) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider this earnings measure in the context of CFM's GAAP results, as provided in the attached summary financial statements.

Cash Flows Provided by Operating Activities

Cash flows generated in operating activities in the quarter were $3.7 million, a decrease of $5.5 million from the $9.2 million generated in the third quarter of 2002. Cash flows generated by operating activities for the nine months ended June 28, 2003 were $37.3 million, a decrease of 19% from $45.7 million in the prior year.

Net Bank Debt

Net bank debt increased in the quarter to $175.8 million, up $4.5 million from March 29, 2003. On a year to date basis, net bank debt decreased by $5.8 million from $181.6 million at September 28, 2002.

Net bank debt is defined as outstanding external debt plus bank indebtedness less cash. This measure is widely accepted by the financial markets as a measure of credit availability.

Net bank debt is not a recognized measure for financial statement presentation under Canadian generally accepted account principles ("GAAP"). Non-GAAP financial measures (such as net bank debt) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider this financial measure in the context of CFM's GAAP results, as provided in the attached summary financial statements.

Weighted Average Shares Outstanding

The weighted average shares outstanding decreased by 340,000 shares to 40,155,000 as compared to 40,495,000 shares outstanding in the quarter ended June 29, 2002. The decrease is primarily due to the repurchase of 725,700 shares under the Normal Course Issuer Bid offset by the issuance of 126,494 shares on April 24, 2003 as part of a deferred payment due by CFM in connection with its previous acquisition of Greenway Home Products Inc., and 235,175 shares issued in connection with stock options exercised. CFM did not repurchase any common shares in the quarter. On a year to date basis, 685,600 shares have been repurchased at an average price of $11.78.

2003 Outlook

Despite the previously announced loss of hearth product placement for the upcoming selling season at a significant customer, management of the Company believes that CFM remains well positioned to achieve its revised objectives for the current fiscal year. While the previously announced loss of hearth products business will negatively impact the Company's sales in the upcoming fourth quarter and first quarter of fiscal 2004, the Company has been successful in securing new customers for its products and continues to pursue opportunities to expand its sales and replace this lost business.

CFM confirms the revised annual revenue and earnings guidance previously given and continues to expect revenues for the current year in the range of $650 million to $675 million and earnings per share in the range of $1.00 to $1.05.

CFM's full financial statements for the quarter ended June 28, 2003, together with the notes thereto and the related management's discussion and analysis, will be filed on SEDAR at www.sedar.com and posted on CFM's website, www.cfmcorp.com.

* * * * *

This press release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such forward looking statements. Important factors that could affect these statements include, without limitation, general economic conditions, consumer confidence, the level of housing starts and demographics, CFM's ability to develop new products, patent protection, weather and related customer buying patterns and manufacturing issues, industry capacity, product liability, availability of gas and gas prices, mass merchant consolidation, credit and collections, supply and cost of raw materials, purchased parts and personnel, costs of certain employee benefits, the inability to increase selling prices as costs increase, competition, foreign currency fluctuations and government regulation. These factors and other risks and uncertainties are discussed in detail in CFM's Annual Information Form dated February 10, 2003 and in the reports and disclosure documents filed by CFM with Canadian and U.S. securities regulatory authorities and commissions. Statements made in this press release are made as of August 1, 2003 and CFM disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

CFM is a leading vertically integrated manufacturer of home products and related accessories in North America and the United Kingdom. CFM designs, develops, manufactures and distributes a line of hearth and space heating products, barbecue and outdoor products and water and air purification products. CFM maintains an ongoing program of research and development aimed at continually improving the quality, design, features and efficiency of its products.

FOR FURTHER INFORMATION CONTACT:

COLIN M. ADAMSON	J. DAVID WOOD
Chairman and Chief Executive Officer	Vice President and Chief Financial Officer
(905) 670-7777	(905) 670-7777

MANAGEMENT'S DISCUSSION AND ANALYSIS

Introduction

The following management's discussion and analysis ("MD&A") provides a review of important events, the financial position of CFM Corporation ("CFM"), as at June 28, 2003 and the results of operation of CFM for the quarter and nine months ended June 28, 2003, in comparison with those for the quarter and nine months ended June 29, 2002. This MD&A should be read in conjunction with CFM's unaudited consolidated financial statements for the three months ended June 28, 2003, included elsewhere herein, and CFM's audited consolidated financial statements for the year ended September 28, 2002, included in CFM's Annual Report for 2002.

CFM is a leading vertically integrated manufacturer of home products and related accessories in North America and the United Kingdom. CFM designs, develops, manufactures and distributes a complete line of hearth products, including gas, wood-burning and electric fireplaces, free-standing stoves, gas logs, and hearth accessories. CFM also manufactures and imports barbeques, barbeque parts and accessories, water dispensing and purification products, outdoor garden accessories and imports indoor and outdoor space heating products. The Company maintains an ongoing program of research and development aimed at continually improving the quality, design, features and efficiency of its products.

This MD&A contains forward-looking statements that reflect CFM's current expectations concerning future results and events. These forward-looking statements generally can be identified by the use of statements that include phrases such as "believed", "expect", "anticipate", "intend", "foresee", "likely", "will" or other similar words or phrases. These forward-looking statements involve certain risks and uncertainties, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors that could affect these statements include, without limitation, those risks and uncertainties listed under the heading "Risks and Uncertainties" below. CFM considers the assumptions on which these forward looking statements are based to be reasonable at the time they were prepared, but cautions the reader that these assumptions regarding future events, many of which are beyond the control of CFM, may ultimately prove to be incorrect. In addition, CFM does not assume any obligation to publicly update any previously issued forward-looking statements.

Third quarter ended June 28, 2003
Results of operations

CFM's consolidated sales increased 13% to $171.8 million in the quarter ended June 28, 2003, compared to $152.5 million in the prior year. Excluding the impact of exchange rate fluctuations on the translation of the Company's U.S. dollar revenues, sales grew by 21% due primarily to increased volume with minimal effect from changes in selling prices. This significant growth was reduced by 8% as a result of the negative impact on the Company's sales caused by the strengthening of the Canadian dollar against the U.S. dollar in the quarter when compared to the corresponding quarter a year ago, which led to a reduction in the Canadian dollar value of the U.S. dollar sales of the Company's subsidiaries from the value of such sales based on the exchange rates in effect in the third quarter last year. The average exchange rate used to translate the Company's U.S. dollar revenues and expenses to Canadian dollars for the quarter ended June 28, 2003 was $1.404, representing a 10% reduction from the $1.557 rate realized in the same period last year.

Sales by product category and geographic segment were as follows:

	$ million
	3 months ended	3 months ended
	June 28, 2003	June 29, 2002
Hearth and heating products	75.8	84.0
Barbeque and outdoor products	89.8	68.5
Water products	6.2	-
	171.8	152.5

United States	130.6	121.4
Canada	35.9	26.1
Other	5.3	5.0
	171.8	152.5

Sales of hearth and heating products were $75.8 million in the quarter, a decrease of 10% from the prior year. The year over year decrease was the result of decreased sales volume growth of 1% for the quarter as well as the negative foreign exchange impact of the strengthening of the Canadian dollar, which accounted for the remaining 9% of the decrease.

Sales of barbeque and outdoor products were $89.8 million in the quarter, an increase of $21.3 million or 31% from the corresponding period in the prior year. Sales volume growth in the quarter was $26.6 million or 39% when compared to the corresponding period in the prior year, however, this growth was reduced by 8% due to the impact of the strengthening Canadian dollar on the conversion of the Company's U.S. dollar revenues. The sales increase was partially a result of the incremental sales of barbeque grills at The Great Outdoors Grill Company ("TGO"), which was acquired by CFM in the third quarter of fiscal 2002, of $16.3 million or 77% of the increase. Continuing sales success with domestically manufactured and imported barbeque grills and accessories and expanded placement of product to existing customers increased sales by a further 15%.

Greenway Home Products Inc. ("Greenway"), acquired on October 3, 2002, generated $6.2 million of incremental sales of water dispensing and purification products in the quarter.

Sales in the quarter grew in all geographic segments. Growth in both the United States and Canada was primarily due to the increased sales of barbeque products noted above.

Gross Profit

Gross profit increased by $5.6 million or 14% from the corresponding period in the prior year to $44.8 million. As a percentage of sales, gross profit increased to 26.1% from 25.7% in the corresponding period in the previous year.

In addition to the higher sales, several factors contributed to the growth in gross profit in the quarter. The most significant factor was the improved operating efficiencies experienced at the Company's Canadian barbeque manufacturing operation as a result of record production levels and raw material cost savings which lowered manufacturing costs in the quarter by approximately $3.6 million when compared to the same period a year ago. However, this was partially offset by operating inefficiencies at certain of the Company's other manufacturing locations as a result of new product manufacturing delays and vendor raw material delivery delays which resulted in increased manufacturing costs in the quarter of $1.9 million when compared to the same period a year ago. In addition, management estimates the Company realized further raw material cost savings in the quarter of almost $1.0 million due to the strengthening of the Canadian dollar when compared to the U.S. dollar. As well, the processing of post-season hearth product returns received in the third quarter as well as the second quarter and associated scrap and rework costs incurred in the third quarter were approximately $2.1 million higher than in the same quarter a year ago. Sales mix also affected the gross profit percentage in the quarter, as a higher proportion of barbeque sales at margins which are lower than the margins historically realized by the Company on its sales of hearth products, had a dilutive effect on the overall margin percentage. Management estimates that this shift in sales mix contributed to an approximate 0.5 percentage point drop in the overall gross margin percentage for the three months ended June 28, 2003. On a positive note, despite the sales growth of 13% in the quarter, distribution costs grew only 2% this quarter as compared to a year ago due mainly to the utilization of rail transport for many of the Company's traditional truck-load shipping routes.

Selling, Administrative, Research and Development Expenses

Operating expenses for the quarter were consistent with the prior year. Before the positive effect of the Canadian dollar strengthening and the related impact on translation of U.S. dollar expenses, overall operating expenses increased by 6% compared to the same period a year ago. The incremental increase in expenses relates primarily to the addition of the TGO and Greenway operations. The positive impact of the strengthening Canadian dollar on the translation of U.S. dollar expenses into Canadian dollars offset this real increase in expenses. This real increase of only 6% in operating expenses was incurred relative to a 21% real increase in sales and as a result, operating expenses, as a percentage of sales declined to 13.6% from 15.3% in the corresponding period in the prior year.

EBITDA *

Earnings before interest, taxes, and amortization ("EBITDA") were $21.4 million, up $5.6 million or 35% from the corresponding period in the prior year as a result of the significant sales increase and improved gross profit without a commensurate increase in expenses. EBITDA margins were 12.5%, up from 10.3% in the third quarter last year. The following is a reconciliation of EBITDA to net income for quarter:

	$ million
	For the 3 months ended
	June 28, 2003	June 29, 2002

Net income for the period	10.1	7.3
Amortization	4.1	3.5
Interest income	-	-
Interest expense	2.1	2.2
Income taxes	5.1	2.8

EBITDA	21.4	15.8

*EBITDA is defined as earnings before the taking of any deductions in respect of interest, taxes and amortization. EBITDA is presented before deductions for interest expense, tax expense and amortization to provide financial statement users a measure of CFM's earnings available to provide for these costs. EBITDA has been determined by taking net income for the period from the Consolidated Statement of Operations and adding to it interest expense, amortization and income taxes which are disclosed as individual line items within the Consolidated Statement of Operations. EBITDA margin is defined as EBITDA expressed as a percentage of sales.

EBITDA, and EBITDA margin are not recognized measures for financial statement presentation under Canadian generally accepted accounting principles ("GAAP"). Non-GAAP measures (such as EBITDA and EBITDA margin) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider these financial measures in the context of CFM's GAAP results, as provided in the attached financial statements.

Net Interest Expense

Net interest expense of $2.1 million was down slightly by $0.1 million from the corresponding period in the prior year. Although borrowing costs were up slightly this quarter when compared to the same period a year ago, last year's interest expense included a non-cash charge of $0.2 million, representing the fair value adjustment of the non-interest bearing note associated with the Keanall acquisition. The weighted average interest rate on the Company's bank debt was 4.65%, up marginally from 4.31% in the same period last year.

Net Income

Net income for the quarter ended June 28, 2003 was $10.1 million, up 38% from $7.3 million in the corresponding period in the previous year. As mentioned above the strengthening of the Canadian dollar against the U.S. dollar has an impact on the translation of the Company's U.S. dollar revenues and expenses as well as on the Company's U.S. dollar raw material purchases this quarter as compared to a year ago. The negative impact of the translation of U.S. dollar denominated earnings to Canadian dollars was partially offset by lower manufacturing costs realized through foreign exchange gains on U.S. dollar raw material purchases within the Company's Canadian manufacturing operations. Management of the Company believes that the overall net effect of the strengthening Canadian dollar has been a reduction in net income in the range of $0.8 million to $1.6 million.

Earnings Per Share

Earnings per share ("EPS") increased 39% to $0.25 from $0.18 in the third quarter of fiscal 2002. Management believes that the negative effect of the strengthening of the Canadian dollar against the U.S. dollar accounted for a decrease in EPS in the range of $0.02 to $0.04 per share.

The weighted average number of shares outstanding increased to 40,155,000 primarily as a result of shares issued in connection with the making of the first deferred payment due in connection with the acquisition of Greenway (126,494 shares) and as a result of shares issued on the exercise of stock options in the quarter (157,688 shares).

Diluted EPS increased to $0.25 or 39% from $0.18 in the third quarter of fiscal 2002 as a result of higher overall earnings per share.

Cash Flow

Higher earnings in the quarter, resulted in cash flow from operating activities before changes in working capital of $19.3 million, which compares to $14.2 million in the third quarter of fiscal 2002, an increase of 36%. However, the increased incremental investment in working capital required to support the higher level of earnings at the Company's operations resulted in net cash flows from operations of $3.7 million in the quarter compared to $9.2 million a year ago.

The Company's investment in inventories historically declines in the third fiscal quarter since the amount of end of season shipments of barbeque products in the quarter typically exceed the amount of barbeque grill production and the amount of hearth products inventory built in anticipation of the upcoming selling season. Inventories in the third quarter of fiscal 2003 declined $2.8 million less than in the same period a year ago as a result of the incremental inventory associated with the newly acquired Greenway and higher barbeque finished goods inventory offset by a lower build in pre-season hearth inventories in response to the loss previously announced of certain hearth product placement at a significant customer for the upcoming selling season.

As a result of this lost hearth product placement, purchases of raw materials for certain electric and unvented gas fireplace products decreased in the third quarter compared to the similar period a year ago, resulting in lower accounts payable and a net use of cash of $5.3 million, compared to $3.3 million source of cash in the corresponding period last year.

Investing activities used $6.2 million in cash this quarter consisting, principally of the $1.8 million of cash on the first deferred payment due in connection with the Greenway acquisition, as well as capital expenditures of $2.3 million. The Company also used $2.2 million in the quarter to acquire certain assets of Century Heating Products, a manufacturer of plate-steel wood stoves located in Orillia, Ontario.

Financing activities provided an additional $9.5 million in cash with net borrowings increasing $4.5 million. The proceeds were used to fund the additional investment in working capital, the payment of the cash portion of the first deferred payment in connection with the Greenway acquisition and capital expenditures. In the quarter, the Company received $1.3 million from employees exercising stock options to purchase common shares of the Company.

Nine Months ended June 28, 2003 Results of operations

CFM's consolidated sales increased 27% to $500.1 million in the nine months ended June 28, 2003, compared to $393.3 million in the prior year. This increase was principally due to increased volumes with minimal effect from changes in selling prices. Real sales growth of 31% was reduced by 4% as a result of the negative foreign exchange impact caused by the strengthening of the Canadian dollar on the translation of the Company's U.S. dollar sales in the first nine months of this year compared to the corresponding period in the prior year. The average exchange rate used to translate the Company's U.S. dollar revenues and expenses to Canadian dollars for the nine months ended June 28, 2003 was $1.497, representing a 5% reduction from the $1.577 rate used in the same period last year.

Sales by product category and geographic segment were as follows:

	$ million
	9 months ended	9 months ended
	June 28, 2003	June 29, 2002
Hearth and heating products	301.1	279.9
Barbeque and outdoor products	187.8	113.4
Water products	11.2	-
	500.1	393.3

United States	384.2	314.1
Canada	92.1	63.8
Other	23.8	15.4
	500.1	393.3

Sales of hearth and heating products were $301.1 million for the nine months ended June 28, 2003, an increase of 8% from the prior year. Sales volume growth for the nine months ended June 28, 2003 was 11% when compared to the corresponding period in the prior year, however this growth was reduced by 3% due to the impact of the strengthening Canadian dollar on the conversion of the Company's U.S. dollar revenues.

Sales of barbeque and outdoor products increased $74.4 million to $187.8 million or 66% when compared to the corresponding period in the prior year. Sales growth before the impact of exchange rate fluctuations was 70% for the nine months ended June 28, 2003 as compared to the corresponding period in the prior year. The sales increase was partially due to the incremental sales of barbeque grills at TGO in the amount of $43.5 million, or 58% of the increase.

Gross Profit

Gross profit increased by $20.1 million to $139.6 million or 17% from the corresponding period in the prior year. As a percentage of sales, gross profit declined to 27.9% from 30.4% in the corresponding period in the previous year.

While the increase in sales has resulted in a significant increase in gross profit, several factors have contributed to the decline in the gross profit as a percentage of sales. As discussed in Management's Discussion and Analysis for the second quarter, the unusually high level of customer returns of hearth products in the second quarter as well as the third quarter are estimated to have contributed to a 1.1 percentage point drop in the gross profit percentage for the nine months ended June 28, 2003 compared to the same period a year ago. Sales of barbeque grills and accessories which are at margins lower than the historic margins realized on hearth products accounted for 38% of the year to date sales in comparison with 29% in the prior year. Management estimates that this shift in sales mix contributed to an approximate one-percentage point drop in the overall gross margin percentage for the nine months ended June 28, 2003. In addition, while difficult to quantify, management believes that the Company has realized growth in sales of hearth products in the lower margin new home construction sector, which has also had some dilutive effect on the overall gross profit percentage.

Selling, Administrative, Research and Development Expenses

Operating expenses for the nine months ended June 28, 2003 increased $10.0 million to $75.1 million or 15% when compared with the corresponding period in the prior year. The increase in expenses is primarily attributable to the incremental costs associated with the acquisitions in 2002 of TGO, Keanall and Greenway. As a percentage of sales, operating expenses declined to 15.0% from 16.5% in the corresponding period in the prior year. This improvement resulted from increased sales growth without a commensurate increase in expenses.

EBITDA *

EBITDA was $64.5 million, up $10.1 million or 19% from the corresponding period in the prior year. EBITDA margins declined to 12.9% from 13.8% last year due primarily to the impact of the lower overall gross profit percentage. The following is a reconciliation of EBITDA to net income for the nine months ended June 28, 2003:

	$ million
	For the 9 months ended
	June 28, 2003	June 29, 2002

Net income for the period	31.0	27.5
Amortization	12.4	9.8
Interest income	(0.2)	(0.2)
Interest expense	6.2	5.2
Income taxes	15.1	12.1

EBITDA	64.5	54.4

Net Interest Expense

Net interest expense of $6.0 million was up $1.1 million from the corresponding period in the prior year as a result of higher borrowing costs. The weighted average interest rate on the Company's bank debt was 4.51% during the first half of the year, up from 4.02% in the same period last year.

Net Income

Net income for the nine months ended June 28, 2003 was $31.0 million, up 13% from $27.5 million in the corresponding period in the previous year. Management believes that the strengthening of the Canadian dollar against the U.S. dollar during the nine months ended June 28, 2003 when compared with the prior year negatively affected net income in the range of $1.2 million to $2.0 million.

Earnings Per Share

Earnings per share increased 10% to $0.77 for the nine months ended June 28, 2003, up from $0.70 in the corresponding period a year ago. Management believes that the strengthening of the Canadian dollar against the U.S. dollar throughout the first three quarters of fiscal 2003 had a negative impact on EPS in the range of $0.03 to $0.05. The earnings loss from translating U.S. subsidiaries' earnings into Canadian dollars using a lower exchange rate was partially offset by lower U.S. dollar raw material costs within the Canadian manufacturing and distribution operations.

The weighted average number of shares outstanding increased to 40,169,000 primarily as a result of shares issued in connection with the making of the first deferred payment due in connection with the acquisition of Greenway (126,494 shares) and as a result of shares issued on the exercise of employee stock options (234,842 shares).

Diluted EPS increased to $0.76 for the nine months ended June 28, 2003, up 12% or $0.08 compared to the corresponding period in the prior year as a result of higher overall earnings per share.

Cash Flow

In the nine months ended June 28, 2003, CFM generated $37.3 million in cash flow from operations, which compares to $45.7 million in the nine months ended June 29, 2002, a decrease of 18%. Earnings, after adding back items not involving cash, were $3.1 million higher than in the similar period last year. However, a net additional investment in working capital of $11.2 million for the nine months ended June 28, 2003 was primarily responsible for the $8.4 million decrease in cash flow from operations in the period when compared to the same period a year ago.

Cash flow from the decrease in accounts receivable was $8.0 million lower for the nine months ended June 28, 2003 when compared to the same period a year ago primarily due to collections of significantly higher hearth product sales in the 2002 calendar year selling season offset by the incremental accounts receivable investment for the newly acquired Greenway, TGO and Keanall operations.

The increased investment in inventories was $6.7 million lower for the nine months ended June 28, 2003 when compared to the same period a year ago due to lower hearth raw material purchases resulting from the previously announced loss of hearth products placement with a major hearth customer for this year's selling season. This was partially offset by the incremental cash consumed this year for the full season production build at Keanall and TGO.

Cash taxes paid were $14 million higher this year due to the timing of installments. The net change in income taxes recoverable of $10.9 million between years is the result of higher tax installments offset by lower future tax provisions.

Cash flows from investing activities were $14.9 million in the nine months ended June 28, 2003, relating principally to capital expenditures of $10.3 million, the payment of the cash portion of the first deferred payment due in relation to the Greenway acquisition in the amount of $1.8 million and $2.2 million paid to acquire assets of Century Heating Products.

Net cash consumed by financing activities in 2003 was $24.8 million, as repayments of CFM's term bank debt totaling $17.1 million were made in the first nine months of the year, as well as scheduled repayments of $11.3 million on the outstanding note payable issued in connection with the acquisition of Keanall. In addition, with the objective of maximizing the return on capital employed, CFM purchased and cancelled 686,000 of its outstanding shares at an average price of $11.78 per share during the nine months ended June 28, 2003 for a total cash cost of $8.1 million.

Financial Position, Liquidity and Capital Resources

Consolidated net working capital** of $189.8 million as at June 28, 2003 compared to $197.9 million at the end of fiscal 2002 and $177.4 million as at June 29, 2002. Consolidated net working capital actually increased by $26.4 million compared to a year ago; however, the 13% appreciation in the Canadian dollar against the U.S. dollar as at June 28, 2003 when compared to a year ago resulted in an approximate $14 million reduction in net working capital as compared to levels at June 29, 2002.

Accounts receivable at June 28, 2003 were $122.4 million compared to accounts receivable of $156.1 million at the end of fiscal 2002 and $106.2 million a year ago. Peak seasonal hearth receivables at September 30, 2002 have been fully collected and replaced by seasonally high receivables relating to barbeque product sales in the third quarter. Higher barbeque grill and accessory sales in the quarter, higher hearth product pre-season advance booking program sales within the quarter compared to the prior year and incremental receivables from the acquisition of Greenway account for the increase year over year.

Inventories at June 28, 2003 were $126.4 million compared to inventory of $118.2 million at the end of fiscal 2002 and $123.4 million a year ago. End of season finished goods inventory of barbeque and outdoor products are up approximately $5.2 million. The increase is mainly at TGO partially as a result of sales of a new smoker line being deferred into the fourth quarter. The acquisition of Century Heating Products assets added approximately $2.2 million in woodstove finished goods and raw material inventories. The incremental investment in inventory attributed to the newly acquired Greenway operations also contributed to the increase. These increases were offset by decreased raw materials at the Company's new barbeque manufacturing facility as a result of more accurate material planning.

Accounts payable and accrued liabilities were $67.7 million compared to $79.2 million at the end of fiscal 2002 and $60.6 million a year ago. Payables peaked at year-end as a result of the high level of hearth product inventories at that time. The year over year increase is primarily due to the impact of the above noted acquisitions of TGO and Greenway and higher sales accruals resulting from higher mass merchant barbeque product sales.

Management expects the Company's investment in working capital to increase through the fourth quarter of the current year with the continuation of the pre season build of hearth product inventories and increased accounts receivable from sales of hearth products, offset by seasonal growth in accounts payable.

Shareholders' equity decreased by $22.4 million or 7% from September 28, 2002 to $320.9 million with net book value per share decreasing to $7.97, down 6% from $8.46. This decrease was due primarily to a $49.2 million decrease in cumulative currency translation adjustment due to the weakening of the U.S. dollar against the Canadian dollar from September 28, 2002. Net earnings for the nine months ending June 28, 2003 added $31.0 million to shareholders' equity. The purchase and cancellation of common shares under the Normal Course Issuer Bid decreased shareholders' equity by $8.1 million for the nine months ended June 28, 2003. Stock options exercised for shares and shares issued under CFM's Employee Share Purchase Plan increased shareholders' equity by $2.0 million for the nine months ended June 28, 2003.

Net bank debt * at the end of the third fiscal quarter was $175.8 million, down $5.8 million from September 28, 2002, due primarily to strong receivable collections since the fourth quarter peak. Net bank debt was up $3.6 million from a year ago as a result of debt incurred to fund the above-noted acquisitions. CFM is capitalized* with net bank debt to total capitalization of 35%. The unused and available credit under CFM's existing bank credit facilities stood at $42.6 million at the end of the third quarter. CFM will continue to have cash requirements to support its seasonal working capital needs and capital expenditures, to pay interest and service its debt and for share purchases under its issuer bid. In order to meet its cash requirements, CFM intends to use internally generated funds and to borrow under its existing credit facilities, as required. Management believes that cash flow from operations and capacity under its existing credit facilities will be sufficient to meet CFM's cash requirement over the remainder of the year.

*Net bank debt is defined as bank debt (current and long-term ), plus bank indebtedness less cash. This measure is widely accepted by the financial markets as a measure of credit availability.

Capitalization is defined as net bank debt plus shareholders' equity.

**Net working capital is defined as accounts receivable, inventory and prepaids less accounts payable and accrued liabilities and tax payable net of any taxes recoverable.

Net bank debt capitalization and net working capital are not recognized measures for financial statement presentation under Canadian GAAP. Non-GAAP measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider these financial measures in the context of CFM's GAAP results, as provided in the attached statements.

Risks and Uncertainties

CFM is subject to a number of the usual risks associated with operating in a durable consumer products industry including: general economic conditions, consumer confidence and the level of housing starts, demographics, CFM's ability to develop new products, patent protection, weather and related customer buying patterns and manufacturing issues, industry capacity, product liability, availability of gas and gas prices, mass merchant consolidation, credit and collections, supply and cost of raw materials, purchased parts and personnel, costs of certain employee benefits, the inability to increase selling prices as costs increase, competition, foreign currency fluctuations and government regulation. These risks and uncertainties are discussed in detail in CFM's Annual Information Form dated February 10, 2003 and filed with Canadian and U.S. securities regulatory authorities and commissions.

Outlook

Despite the previously announced loss of hearth product placement for the upcoming selling season at a significant customer, management of the Company believes that CFM remains well positioned to achieve its revised objectives for the current fiscal year. While the previously announced loss of hearth products business will negatively impact the Company's sales in the upcoming fourth quarter and first quarter of fiscal 2004, the Company has been successful in securing new customers for its products and continues to pursue opportunities to expand its sales and replace this lost business.

CFM CORPORATION
CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(In thousands of dollars, unaudited)

As at	June 28, 2003	June 29, 2002	Sept. 28, 2002
	$	$	$
ASSETS
Current
Cash and cash equivalents	8,098	3,431	11,720
Accounts receivable	122,353	106,204	156,064
Inventory	126,408	123,427	118,232
Prepaid and other expenses	3,518	2,942	4,123
Income taxes recoverable	5,285	5,487	-
Future income taxes	10,573	7,471	9,588
Total current assets	276,235	248,962	299,727
Capital assets, net	106,621	110,564	116,376
Other assets (note 5)	5,511	7,148	6,780
Goodwill, net (note 6)	212,651	227,032	232,716
Intangible assets (note 6)	7,259	7,907	8,298
Future income taxes	657	1,032	888
Total assets	608,934	602,645	664,785

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	13,299	3,262	19,279
Accounts payable and accrued liabilities	67,740	60,636	79,152
Current portion of long-term debt	15,204	15,992	16,338
Current portion of note payable (note 4c)	8,688	14,644	14,722
Income taxes payable	-	-	1,370
Future income taxes	2,109	3,227	205
Total current liabilities	107,040	97,761	131,066

Long-term debt	155,411	156,435	157,695
Note payable (note 4c)	-	8,688	4,978
Future income taxes	-	21,559	27,662
Total liabilities	287,962	284,443	321,401

Minority interest	29	14	8

Shareholders' equity
Share capital (note 7)	162,590	161,619	161,498
Retained earnings	182,136	142,535	156,501
Cumulative translation adjustment (note 8)	(23,783)	14,034	25,377
Total shareholders' equity	320,943	318,188	343,376

Total liabilities and shareholders' equity	608,934	602,645	664,785

(Thousands of common shares and options)
Common shares issued and outstanding	40,271	40,625	40,588
Stock options outstanding	2,996	2,357	3,562
Stock options exercisable	553	57	298

See accompanying notes

CFM CORPORATION
CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
(In thousands of dollars except for earnings per share, unaudited)

	Three Months Ended		Nine Months Ended
	June 28,	June 29,	June 28,	June 29,
	2003	2002	2003	2002
	$	$	$	$

Sales	171,797	152,457	500,111	393,278
Cost of sales	127,006	113,313	360,539	273,813
Gross profit	44,791	39,144	139,572	119,465

Expenses
Selling and administrative, research and development
(notes 5 & 12)	23,356	23,387	75,101	65,055
Amortization	4,091	3,522	12,386	9,814
Interest income	(23)	(76)	(163)	(198)
Interest expense on long term debt	2,169	2,229	6,191	5,162
	29,593	29,062	93,515	79,833

Income before income taxes	15,198	10,082	46,057	39,632
Income taxes	5,108	2,783	15,059	12,122

Net income for the period	10,090	7,299	30,998	27,510

Retained earnings, beginning of period	172,046	135,554	156,501	119,942
Options repurchased [1]	-	(318)	-	(2,256)
Premium on repurchased common shares	-	-	(5,363)	(647)
Goodwill impairment	-	-	-	(2,014)

Retained earnings, end of period	182,136	142,535	182,136	142,535

Earnings per share (note 9)	0.25	0.18	0.77	0.70

Diluted earnings per share (note 9)	0.25	0.18	0.76	0.68

[1] Net of tax of	-	188	-	1,377

See accompanying notes

CFM CORPORATION
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(In thousands of dollars, unaudited)

	Three Months Ended		Nine Months Ended
	June 28,	June 29,	June 28,	June 29,
	2003	2002	2003	2002
	$	$	$	$
Cash flows from operating activities
Net income for the period	10,090	7,299	30,998	27,510
Add (deduct) items not involving cash
Amortization	4,091	3,522	12,386	9,814
Future income taxes	5,085	3,014	4,842	7,700
Minority interest	(12)	(17)	20	(6)
Loss on disposal of capital assets		143	16	136
Non-cash interest on Keanall note payable	60	239	238	239
	19,314	14,200	48,500	45,393

Change in non-cash working capital (note 10)	(15,641)	(5,042)	(11,226)	343

Cash flows provided by operating
activities	3,673	9,158	37,274	45,736

Cash flows from investing activities
Acquisitions, net of cash acquired (note 4)	(3,926)	(17,131)	(4,262)	(27,507)
Purchase of capital assets	(2,278)	(5,568)	(10,345)	(16,519)
Development costs	(68)		(373)
Proceeds on disposal of capital assets		41	42	57
Cash flows used in investing activities	(6,272)	(22,658)	(14,938)	(43,969)

Cash flows from financing activities
Repayment of non-revolving term facility	(3,750)	(3,750)	(17,055)	(11,280)
Revolving term facility, net	13,945	25,510	14,957	32,236
Bank indebtedness	1,716	(18,795)	(5,309)	(12,468)
Repayment of note payable (note 4c)	(3,750)	(3,750)	(11,250)	(6,250)
Repurchase of common shares (note 7)			(8,089)	(1,119)
Options repurchased		(507)		(3,500)
Issuance of common shares (note 7)	1,332	45	1,954	76
Cash flows provided by (used in) financing
activities	9,493	(1,247)	(24,792)	(2,305)

Effect of foreign currency translation on cash
and cash equivalents	(436)	(195)	(1,166)	(297)
Net increase (decrease) in cash and cash
equivalents during the period	6,458	(14,942)	(3,622)	(835)
Cash and cash equivalents, beginning of
period	1,640	18,373	11,720	4,266
Cash and cash equivalents, end of period	8,098	3,431	8,098	3,431

Supplementary cash flow information:
Cash taxes paid	133	(428)	17,631	3,594
Cash interest paid	1,968	1,912	5,483	4,609

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
[in thousands of dollars, except earnings per share amount]

June 28, 2003

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). They have been prepared on a basis consistent with the accounting policies and methods followed in CFM Corporation's (the "Company") most recent audited financial statements except for the accounting policy change related to the adoption of the Canadian Institute of Chartered Accountants ("CICA") recommendation on Stock-based Compensation and Other Stock-based Payments as discussed in note 3. These unaudited consolidated interim financial statements do not include all of the information and footnotes required by GAAP for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended September 28, 2002. Due to seasonality of the Company's business, a statement of financial position as at June 29, 2002 has been included for comparative purposes.

2. USE OF ESTIMATES

The preparation of quarterly financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its consolidated quarterly financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3. ACCOUNTING POLICY

Stock-based Compensation

Effective fiscal 2003, the Company adopted the recommendations of the CICA Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". This change was applied prospectively and had no impact on the financial position or results of operations of the Company. The new recommendations will be applied to awards granted after the date of adoption.

Compensation expense is not recognized when stock options are issued to employees. Consideration received on the exercise of stock options will be credited to share capital. Pro forma disclosure of net income and earnings per share will be provided as if all awards were accounted for using the fair value method.

4. ACQUISITIONS

(a) Greenway Home Products Inc.

On October 3, 2002, the Company acquired all the issued and outstanding shares of Greenway Home Products Inc. ("Greenway") of Guelph, Ontario. Greenway is a participant in the residential water dispensing, purification and air treatment products market, offering a line of innovative water dispensing, water purification and air treatment appliances. In October 2002, the Company satisfied the purchase price by a cash payment, including acquisition costs of $1,365. Additional contingent consideration not to exceed $35,000 will be paid based upon the earnings of Greenway over a number of specified periods. The first such payment was earned based on the earnings performance for the year ended December 31, 2002 and was satisfied on April 24, 2003 with a $1,771 cash payment and the issuance of 126,494 shares of the Company valued at $1,866. The fair value of the Company's common shares was $14.75 each representing the average market price on the payment date. The remaining contingent consideration will be payable only once the earnings of Greenway have reached a stipulated level and any such consideration will not exceed $31,458. All future contingent consideration paid will be recorded to goodwill.

The results of the operations of Greenway from the date of acquisition are included in the Company's consolidated statement of operations for the quarter and year to date ended June 28, 2003. The acquisition was accounted for using the purchase method with the purchase price allocated to net identifiable assets at their estimated fair values. The purchase price allocation is subject to change based on final determination of these fair value amounts.

The following is a summary of the acquisition representing the estimated values assigned and consideration given:

Current assets acquired	6,330
Long-term assets acquired	139
Current liabilities assumed	(5,002)
Goodwill	3,535
5,002

Consideration:

Cash, including acquisition costs	3,136
Share capital issued	1,866
5,002

(b) The Great Outdoors Grill Company

On May 30, 2002, the Company acquired all the issued and outstanding shares of The Great Outdoors Grill Company ("TGO") of Joplin, Missouri. TGO is a North American manufacturer and distributor of quality cast aluminum barbecues. The company satisfied the purchase price by a cash payment, including acquisition costs, of $15,765 and the issuance of 195,366 common shares of the Company valued at $3,102. In accordance with GAAP, the fair value of CFM shares was $15.88 representing the average market price on the announcement date. Additional contingent consideration not to exceed US$12,300 in the form of a non-interest-bearing promissory note will be paid if TGO achieves an earnings target for the 2003 fiscal year. The promissory note will be repayable in equal installments over a two year period commencing on January 2, 2004. The results of the operations of TGO are included in the Company's consolidated statement of operations from the date of acquisition. The discounted value of future contingent consideration will be recorded as goodwill.

The following is a summary of the acquisition representing the final values assigned and consideration given:

Current assets acquired	17,090
Long-term assets acquired	2,837
Current liabilities assumed	(14,071)
Goodwill	13,011
18,867

Consideration:

Cash, including acquisition costs	15,765
Share capital issued	3,102
18,867

(c) Keanall Holdings Limited

On January 2, 2002, the Company acquired all the issued and outstanding shares of Keanall Holdings Limited ("Keanall") of Mississauga, Ontario. Keanall is a leading manufacturer and distributor of quality after-market gas grill products to many of North America's largest retailers that serve the recreational and home improvement market. Under the terms of the transaction, the Company satisfied the purchase price with a combination of a cash payment of $10,000, the issuance of a $30,000 face value non-interest bearing note repayable monthly over 24 months with a fair value of $29,343, and a further $30,366, paid by the issuance of 2,526,314 common shares of CFM. In accordance with GAAP, the fair value of CFM common shares was $12.02 representing the average market price on the announcement date.

The following is a summary of the acquisition representing the final values assigned and consideration given:

Current assets acquired	24,576
Long-term assets acquired	12,224
Intangible assets acquired	212
Current liabilities assumed	(17,327)
Goodwill	50,872
70,557

Consideration:

Cash, including acquisition costs	10,848
Unsecured note payable	29,343
Share capital issued	30,366
70,557

5. OTHER ASSETS

Other assets consist of the following (net of amortization):

	As at June 28,	As at June 29,	As at September 28,
	2003	2002	2002
Deferred barbecue facility
start-up costs	2,572	3,403	3,195
Deferred development costs	1,616	1,733	1,792
Deferred financing costs	1,053	1,551	1,442
Other	270	461	351
	5,511	7,148	6,780

Changes in the carrying amount of deferred barbecue facility start-up costs and deferred development costs for the nine months ended June 28, 2003 were:

	Deferred barbecue	Deferred development
	facility start-up costs	costs

Balance as at September 28, 2002	3,195	1,792
Additions	-	373
Amortization	(623)	(474)
Foreign currency translation	-	(75)
Balance as at June 28, 2003	2,572	1,616

Research and development expenses for the quarter ended June 28, 2003 were $2,160 (2002 - $1,636) and on a year to date basis were $6,349 (2002 - 4,861).

Amortization of deferred barbecue facility start up costs for the quarter ended June 28, 2003 was $208 (2002 - $208).

Additions to deferred development costs for the quarter ended June 28, 2003 were $68 (2002 - $99).

Amortization of deferred development costs for the quarter ended June 28, 2003 was $152 (2002- $272).

6. GOODWILL AND INTANGIBLE ASSETS

Goodwill

Changes in the carrying amount of goodwill for the nine months ended June 28, 2003 were:

Total

Balance as at September 28, 2002	232,716
Adjustments to the purchase price allocation of TGO	152
Adjustments to the purchase price allocation of Keanall	(636)
Goodwill acquired on the purchase of Greenway	3,535
Foreign currency translation	(23,072)
Other	(44)
Balance as at June 28, 2003	212,651

Intangible Assets

As part of the asset purchase of Harris Systems Inc. on November 1, 1997, the Company purchased a long-term facility operating lease. The market value of the lease exceeded the present value of the future lease commitments. This leasehold right was recognized as an asset at the time of the acquisition and is being amortized over the twenty-two year lease term.

Trademarks include a British hearth trademark acquired in 2002.

	June 28,	June 29,	September 28,
	2003	2002	2002
Leasehold Rights
Cost	6,556	7,384	7,681
Accumulated
Amortization	1,688	1,566	1,717
Net Book Value	4,868	5,818	5,964
Trademarks	1,502	1,563	1,655
Other	889	526	679
	7,259	7,907	8,298

Amortization expense of intangible assets for the quarter ended June 28, 2003 was $215 (2002- $86) and $579 (2002 - $261) on a year to date basis.

7. SHARE CAPITAL

The Company's authorized share capital consists of an unlimited number of common shares without nominal or par value.

[a] Issued and outstanding

	Number of shares	Amount
	#	$
	[in thousands]

Balance September 28, 2002	40,588	161,498
Options exercised	235	1,868
Employee share purchase plan	8	86
Shares repurchased and cancelled [i]	(686)	(2,728)
Greenway Deferred Payment share consideration	126	1,866
Balance June 28, 2003	40,271	162,590

[i] On October 3, 2002, the Company filed a Normal Course Issuer Bid enabling it to make market purchases of up to 2,800,000 of its common shares commencing October 9, 2002 during the next twelve-month period. The Company did not repurchase any common share in the quarter, on a year-to-date basis, a total of 685,600 shares have been purchased and cancelled at an average price of $11.78.

[b] Stock options

The Company did not grant stock options to employees in the first nine months of fiscal 2003. As such the Company has not included pro forma disclosure with respect to stock-based compensation as no options have been granted since the date of adoption of CICA section 3870 [note 3].

Under the Stock Option Plan, the Company is authorized to issue a maximum of 5,624,500 common shares. As at June 28, 2003, a total of 1,427,421 common shares are available for future option grants.

A summary of the Stock Option Plan as of June 28, 2003 and changes during the quarter ended is presented below:

		Weighted	Number
	Options	average	of vested
	outstanding	price	options
	#	$	#
Outstanding at September 28, 2002	3,562,036	10.37	297,582
Granted	-	-
Exercised	(234,842)	7.95
Forfeited	(331,291)	8.87
Outstanding at June 28, 2003	2,995,903	10.72	552,821

A summary of options outstanding at June 28, 2003 is as follows:

Total Options Outstanding				Total Options Exercisable

Number of	Range of	Weighted	Weighted	Number of	Weighted
Options	Exercise	Average	Average	Exercisable	Average
Outstanding	Prices	Exercise	Remaining	Options	Exercise
		Price	Life		Price

2,995,903	6.250 -14.000	10.72	4.69	552,821	8.71

The closing market value of the Company's common stock at June 28, 2003 was $9.53.

8

. CUMULATIVE TRANSLATION ADJUSTMENT

For the nine months ended June 28, 2003, the change in the cumulative translation adjustment balance on self-sustaining foreign operations was $49,160 relating to the strengthening of the Canadian dollar against the US dollar during the period.

9. EARNINGS PER SHARE

Basic earnings per share has been determined by dividing net income by the weighted average number of common shares outstanding during the quarter. Diluted earnings per share is computed in accordance with the treasury stock method and is based on the weighted average number of common shares and dilutive common shares equivalents outstanding.

	For the three		For the nine
	months ended		months ended
	June 28,	June 29,	June 28,	June 29,
	2003	2002	2003	2002

Earnings for period	10,090	7,299	30,998	27,510

Weighted average number of
shares outstanding	40,155	40,495	40,169	39,561

Basic Earnings per Share	.25	.18	.77	.70

Diluted Earnings per Share
Weighted average number of
shares outstanding	40,155	40,495	40,169	39,561
Add: Dilutive effect of stock
options	517	1,124	691	1,000
Adjusted Weighted average
number of shares outstanding	40,672	41,619	40,860	40,561

Diluted Earnings per Share	.25	.18	.76	.68

10. CHANGES IN NON-CASH WORKING CAPITAL
Cash flow from changes in non-cash working capital consists of the following:

	For the three		For the nine
	months ended		months ended
	June 28,	June 29,	June 28,	June 29,
	2003	2002	2003	2002

Accounts receivable	(21,588)	(21,107)	22,260	30,231
Inventory	9,981	12,778	(18,754)	(25,479)
Prepaid and other
expenses	1,232	(325)	66	(988)
Other assets	(33)	(9)	(444)	(3,440)
Accounts payable and
accrued liabilities	(5,318)	3,282	(6,814)	(3,323)
Income taxes
recoverable	85	339	(7,540)	3,342
	(15,641)	(5,042)	(11,226)	343

11. SEGMENTED INFORMATION

The Company operates in one business segment, home products, which includes the development, manufacture and sale of fireplaces, hearth and heating related products, barbecue and outdoor products and water dispensing and purification products. In light of the growth and significance of barbecue and outdoor products to the overall revenue of CFM and the Company's entry into the water products category, revenue has been disclosed by product category.

The Chief Executive and Operating Officers of CFM review consolidated operating results to assess the performance of the business. CFM's business organization structure and performance measurement systems are not based on product categories.

	For the three		For the nine
	months ended		months ended
	June 28,	June 29,	June 28,	June 29,
	2003	2002	2003	2002
Net External Sales
Hearth & Heating Products	75,824	83,946	301,091	279,926
Barbeque & Outdoor Products	89,753	68,511	187,845	113,352
Water Products	6,220	-	11,175	-
	171,797	152,457	500,111	393,278

Geographic information:

The Company conducts substantially all of its business activities in North America. External sales are allocated on the basis of sales to external customers.

External sales for the three months ended:

	United
	States	Canada	Other	Total

June 28, 2003	130,584	35,945	5,268	171,797
June 29, 2002	121,417	26,074	4,966	152,457

External sales for the nine months ended:

	United
	States	Canada	Other	Total

June 28, 2003	384,151	92,136	23,824	500,111
June 29, 2002	314,069	63,758	15,451	393,278

Capital assets, goodwill and intangibles:

	United
	States	Canada	Other	Total

As at June 28, 2003	242,221	74,469	9,841	326,531
As at June 29, 2002	269,438	65,587	10,478	345,503

12. FOREIGN EXCHANGE

Foreign exchange gains for the quarter ended June 28, 2003 of $828 (2002- gains of $155) and year to date gains of $97 (2002 - losses of $817), are included in selling and administrative, research and development expenses on the Statement of Operations.

13. COMPARATIVE INTERIM FIGURES

Certain comparative interim figures have been reclassified to conform to the current interim presentation.